Concrete Pumping Holdings, Inc.

500 E. 84th Ave. Suite A-5

Thornton, Colorado 80229

(303) 289-7497

February 23, 2022

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549

Attention: Shih-Kuei Chen

Re:	Concrete Pumping Holdings, Inc. Registration Statement on Form S-3 Filed February 15, 2022 File No. 333-262755

Dear Mr. Chen:

Concrete Pumping Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated pursuant to Rule 461 of the Securities Act of 1933, as amended, so as to permit it to become effective at 4:00 p.m. New York City time on February 25, 2022, or as soon thereafter as possible.

Please call Elliott M. Smith of White & Case LLP at (212) 819-7644 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Sincerely,

Concrete Pumping Holdings, Inc.

	By:	/s/ Iain Humphries
	Name:	Iain Humphries
	Title:	Chief Financial Officer
cc:	Elliott M. Smith, White & Case LLP